SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

184499101

(CUSIP Number)

Patrice Yermia

General Counsel, Marketing & Services

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 184499101	SCHEDULE 13D	Page 2 of 24 Pages

(1)	Name of reporting person TOTAL S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 47,086,178[1]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,498,520
(11)	Aggregate amount beneficially owned by each reporting person 47,086,178
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.7%[2]
(14)	Type of reporting person (see instructions) CO

[1]	Constitutes 30,498,520 shares of Common Stock that are subject to the Stock Election Right granted to Total Marketing Services S.A. (a direct wholly owned subsidiary of TOTAL S.A.) (“Purchaser” or “Total Marketing Services” and together with TOTAL S.A., the “Reporting Persons”) pursuant to a Stock Purchase Agreement, dated May 9, 2018, between Purchaser and Clean Energy Fuels Corp. (the “Issuer”) and 16,587,658 shares of Common Stock that are the subject of a Voting Agreement, dated May 9, 2018, among Purchaser, the Issuer and all of the Issuer’s directors and officers (the “Voting Agreement”), in favor of Purchaser, as more fully described herein. The actual number of shares of Common Stock that Purchaser is entitled to purchase in the event the Issuer Stockholder Approval is not obtained may be lower, if there are less than 152,568,887 shares of Common Stock outstanding immediately before the delivery by Purchaser of the notice that it elects to purchase such lesser number of shares. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement in favor of the Issuer Stockholder Approval and certain other matters. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. All capitalized terms used in this Footnote 1 and Footnote 2 not defined in such Footnotes are defined in Items 1 – 6 of this Statement.
[2]	Percentage calculated based on 152,568,887 shares of Common Stock outstanding as of May 9, 2018 (as reported by the Issuer in the Purchase Agreement) plus 30,498,520 shares of Common Stock, which is the maximum number of shares that Purchaser is entitled to purchase under the Purchase Agreement if the Issuer Stockholder Approval is not obtained.

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(1)	Name of reporting person Total Marketing Services S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 47,086,178[3]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,498,520
(11)	Aggregate amount beneficially owned by each reporting person 47,086,178
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.7%[4]
(14)	Type of reporting person (see instructions) CO

[3]	See Footnote 1 above.
[4]	See Footnote 2 above.

CUSIP No. 184499101	SCHEDULE 13D	Page 4 of 24 Pages

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of common stock, par value $0.0001 per share (“Common Stock”), of Clean Energy Fuels Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4675 MacArthur Court, Suite 800, Newport Beach, CA 92660.

Item 2. Identity and Background.

This Statement is filed by TOTAL S.A., a société anonyme organized under the laws of the Republic of France (“Total” or “TOTAL S.A.”), and Total Marketing Services S.A., a société anonyme organized under the laws of the Republic of France and a direct wholly owned subsidiary of Total (“Purchaser” or “Total Marketing Services” and together with Total, the “Reporting Persons”). Attached as Schedule A is a list of each of the Reporting Persons’ directors and executive officers. Total is a société anonyme organized under the laws of the Republic of France. Purchaser is a société anonyme organized under the laws of the Republic of France. The citizenship of each of the Reporting Persons’ respective directors and executive officers is listed on Schedule A.

The address of the principal business of Total and its executive office is: 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The address of the principal business of Purchaser and its executive office is: 24 Cours Michelet, La Défense 10, 92800 Puteaux France.

Total, which has produced oil and gas for almost a century, is one of the largest international oil and gas companies and a major player in low carbon energies. It is present on five continents and in more than 130 countries. Its activities, together with those of its subsidiaries and affiliates, include the exploration and production of oil and gas, refining, petrochemicals and the distribution of energy in various forms to the end customer. Committed to better energy, over 98,000 employees help throughout the world to provide its customers, together with those of its subsidiaries and affiliates, with products and services that are safer, more affordable, cleaner, more efficient, more innovative and accessible to the greatest number of people. The principal occupation of each of its executive officers is to act in the capacity listed on Schedule A.

Purchaser is a direct wholly owned subsidiary of Total and is actively engaged in the business of manufacturing and distribution of motor fuels (aviation, cars, trucks, vessels, etc.), lubricants, aviation fuels, special fluids, bitumen, LPG, and other related products, as well as being a provider of complimentary services to its customers. The principal occupation of each of its executive officers is to act in the capacity listed in Schedule A.

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Other than as disclosed by Total in its Annual Reports on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) between 2013 and 2018, during the last five years prior to the date hereof, neither any of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the other persons listed on Schedule A, has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4, the Issuer and Purchaser entered into a Purchase Agreement (as defined below) pursuant to which Purchaser has the right, pursuant to the terms and conditions set forth in the Purchase Agreement, including if the Issuer Stockholder Approval (as defined below) is not obtained, to purchase up to 30,498,520 shares of Common Stock for aggregate consideration of up to $50,017,572.80. The funds for the purchase of such shares of Common Stock will be obtained from Total’s or Purchaser’s general working capital.

Item 4. Purpose of Transaction.

On May 9, 2018, Total and Purchaser entered into a stock purchase agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to sell and issue, and Purchaser agreed to purchase, in a private placement, up to 50,856,296 shares of Common Stock at a purchase price of $1.64 per share, which price was determined based on the volume-weighted average price for Common Stock between March 23, 2018 and May 3, 2018. If all of the shares of Common Stock to be sold under the Purchase Agreement are issued, the aggregate purchase price paid by Purchaser for such shares will be $83,404,325.44, and immediately after such issuance (and based on the number of shares of Common Stock outstanding as of April 10, 2018, i.e. 152,514,550 shares), Purchaser will hold approximately 25.0% of the Issuer’s outstanding shares of Common Stock.

Pursuant to the Purchase Agreement, the issuance, sale and purchase of all of the shares of Common Stock to Purchaser under the Purchase Agreement is conditioned upon the satisfaction or waiver (if and to the extent permitted by applicable laws, rules and regulations) of certain specified conditions. These conditions include: (i) obtaining the approval of the Issuer’s stockholders at the 2018 annual meeting of stockholders of the Issuer scheduled for Friday, June 8, 2018 (the “Annual Meeting”) of (A) the issuance of all of the shares of Common Stock to be sold to Purchaser under the Purchase Agreement and (B) an amendment to the Issuer’s Restated Certificate of Incorporation to increase the number of shares of Common Stock the Issuer is authorized to issue (“Issuer Stockholder Approval”); (ii) entering into a registration rights agreement between the Issuer and Purchaser, as described below; (iii) the absence of any legal impediment to the completion of the issuance, sale and purchase of the shares; and (iv) certain other customary closing conditions.

If, however, the Issuer Stockholder Approval is not obtained at the Annual Meeting, then, pursuant to the Purchase Agreement, Purchaser has the right (the “Stock Election Right”), exercisable in its sole discretion within two calendar weeks after the conclusion of the Annual Meeting, to waive, and have the Issuer waive, the condition under the Purchase Agreement that Issuer Stockholder Approval be obtained, and elect to purchase fewer shares of Common Stock, in an amount not to exceed 19.99% of the lesser of the number of shares of Common Stock outstanding immediately before the Purchase Agreement was signed (which was 152,568,887 shares, and 19.99% of

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which is 30,498,520 shares), and the number of shares of Common Stock outstanding immediately before Purchaser’s delivery to the Issuer of a notice indicating its election to exercise the Stock Election Right. Any such purchase of fewer shares of Common Stock by Purchaser would be completed under the terms of the Purchase Agreement, including at a price per share of $1.64, which would result in an aggregate purchase price to be paid by Purchaser for such fewer shares of up to $50,017,572.80.

This Statement discloses Purchaser’s Stock Election Right pursuant to the Purchase Agreement that would become exercisable should (i) the Issuer Stockholder Approval not be obtained at the Annual Meeting and (ii) the other closing conditions under the Purchase Agreement be satisfied or waived. If the Issuer Stockholder Approval is obtained, however, and all other conditions under the Purchase Agreement are satisfied or waived, then Purchaser will purchase and subscribe for 50,856,296 shares of Common Stock and the Reporting Persons will file an amended Schedule 13D to reflect such purchase.

Also on May 9, 2018, Purchaser entered into a Voting Agreement (the “Voting Agreement”) with the Issuer and all of the Issuer’s directors and officers (the “Voting Agreement Parties”). Pursuant to the terms of the Voting Agreement, each of the Voting Agreement Parties agreed to vote all shares of Common Stock presently or hereafter owned or controlled by the Voting Agreement Party, in any vote of the Issuer’s stockholders that may be held from time to time, in favor of certain matters, including with respect to the Issuer Stockholder Approval and the election of the individuals to be designated by Purchaser to serve as directors on the Issuer’s board of directors pursuant to Purchaser’s director designation rights, as described below. Additionally, pursuant to the Voting Agreement, the Voting Agreement Parties irrevocably appointed Purchaser as such Voting Agreement Party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) all such shares of Common Stock in favor of such matters. For each of the Voting Agreement Parties, the voting obligations contained in the Voting Agreement continue from and after, and for so long as, Purchaser’s director designation rights are in effect, as described below, and such Voting Agreement Party continues to serve in such capacity for the Issuer (other than Mr. Boone Pickens, one of the Issuer’s directors and co-founders, who will continue to be bound by the voting obligations even after he ceases to serve as a director for the Issuer) and continues to hold shares of Common Stock. As of April 10, 2018, an aggregate of 16,587,658 shares of Common Stock, representing 10.9% of the aggregate outstanding shares of Common Stock as of such date, were owned or controlled by the Voting Agreement Parties and are subject to the Voting Agreement, as increased or decreased after such date. This Statement also discloses Purchaser’s right to vote the shares of Common Stock that are subject to the Voting Agreement.

The description of the Voting Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Under the Purchase Agreement, Purchaser agreed, until the later of May 9, 2020 or such date when Purchaser ceases to hold more than 5% of the outstanding shares of Common Stock, among other similar undertakings, and subject to customary conditions and exceptions, not to purchase shares of Common Stock or otherwise pursue transactions that would result in Purchaser beneficially owning more than 30% of the Issuer’s equity securities without the approval of the Board (the “Standstill Obligation”).

In addition, pursuant to the Purchase Agreement, the Issuer has granted to Purchaser the right to designate up to two individuals to serve as directors on the Issuer’s board of directors (the “Board”). Subject to certain limited conditions as described in the Purchase Agreement, including compliance with the Issuer’s governing documents and all applicable laws, rules and regulations, the Issuer will be obligated to appoint or nominate for election as directors of the Issuer the individuals designated by Purchaser and, from and after such appointment or election, appoint one of these individuals to serve on the audit committee of the Board and any other committees of the Board that may be formed from time to time for the purpose of making decisions that are strategically significant to the Issuer. Purchaser’s rights and the Issuer’s obligations relating to these designees commence at the time any shares are issued to Purchaser under the Purchase Agreement, and continue until (and if) (1) with respect to Purchaser’s right to designate two individuals to serve as directors on the Board, Purchaser’s voting power is less than 16.7% but more than 10%, and (2) with respect to Purchaser’s right to designate one individual to serve as a director on the Board, Purchaser’s voting power is less than 10%, in each case measured in relation to the total votes then entitled to be cast in an election of directors by the Issuer’s stockholders.

The Reporting Persons intend to hold the shares of Common Stock that are subject to the Stock Election Right for investment purposes, subject to the following: The Reporting Persons intend to continuously review their

CUSIP No. 184499101	SCHEDULE 13D	Page 7 of 24 Pages

investment in the Issuer and may in the future change their present course of action. The Reporting Persons may, from time to time, engage in commercial transactions with the Issuer in the regular course of business, including with respect to the truck leasing program described more fully below. The Reporting Persons and the Issuer may also engage in more significant transactions that may not be in either party’s regular course of business, and such transactions may result in changes to the Issuer’s business. Further, the Reporting Persons will communicate with the Board, including through its Board designees, as described above, and/or members of management from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing security holder value. The Reporting Persons may seek to sell or otherwise dispose of some or all of its shares of Common Stock from time to time, and/or may seek to acquire additional shares of Common Stock (which may include rights or securities exercisable or convertible into Common Stock) from time to time, in each case, in the open market or through private transactions, block sales or otherwise, subject in each case to the Purchaser’s and its affiliates’ Standstill Obligations. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

In addition, and separate from the Purchase Agreement, the Issuer and Purchaser have entered into a non-binding letter of intent, in which both parties have agreed to negotiate in good faith regarding the launch of a truck leasing program and related credit support arrangement designed to facilitate and grow the deployment of heavy-duty natural gas trucks in the United States. This program and arrangement are subject to completion of definitive agreements, and as a result, may not be launched when or as expected, on terms similar to those contemplated by the letter of intent, or at all.

Except as described in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose.

The description of the Purchase Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The number and percentage of shares of Common Stock to which this Statement relates is 47,086,178 shares of Common Stock that are either subject to Purchaser’s Stock Election Right or the Voting Agreement, constituting, on a post-issuance basis, 25.7% of the then issued and outstanding shares of Common Stock. The Reporting Persons have the shared power to vote or direct the vote of the 47,086,178 shares of Common Stock that are either subject to Purchaser’s Stock Election Right or the Voting Agreement and the shared power to dispose or direct the disposition of the 30,498,520 shares of Common Stock that are subject to Purchaser’s Stock Election Right. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owners of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

Other than as described in Item 4 and this Item 5, the Reporting Persons do not have the right to acquire any additional shares of Common Stock. To the Reporting Persons’ knowledge, none of the persons listed on Schedule A is the beneficial owner of any shares of Common Stock.

CUSIP No. 184499101	SCHEDULE 13D	Page 8 of 24 Pages

(c) Except as disclosed in Item 4 of this Statement, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the person listed on Schedule A have effected any transaction in the shares of Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference as if fully set forth herein.

Registration Rights Agreement

Pursuant to the Purchase Agreement, Purchaser and the Issuer have agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) at the closing of the issuance and sale of Common Stock to Purchaser under the Purchase Agreement. Pursuant to the Registration Rights Agreement, the Issuer will be obligated to (1) within 60 days of the issuance and sale of shares of Common Stock to Purchaser under the Purchase Agreement, file one or more registration statements with the SEC to cover the resale of such shares, (2) use its commercially reasonable efforts to cause all such registration statements to be declared effective within 90 days after the initial filing thereof with the SEC, (3) use its commercially reasonable efforts to maintain the effectiveness of such registration statements until all such shares are sold or may be sold without restriction under Rule 144 of the Securities Act of 1933, as amended, and (4) with a view to making available to the holders of such shares the benefits of Rule 144, make and keep available adequate current public information, as defined in Rule 144, and timely file with the SEC all required reports and other documents, until all such shares are sold or may be sold without restriction under Rule 144. If such registration statements are not filed or declared effective as described above or any such effective registration statements subsequently become unavailable for more than 30 days in any 12-month period while they are required to be maintained as effective, then the Issuer would be required to pay liquidated damages to Purchaser equal to 0.75% of the aggregate purchase price for the shares remaining eligible for such registration rights each month for each such failure (up to a maximum of 4% per annum of the aggregate purchase price for the shares remaining eligible for such registration rights).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreed upon form of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement*

99.2	Voting Agreement, dated May 9, 2018, among Clean Energy Fuels Corp., Total Marketing Services S.A. and the directors and officers of Clean Energy Fuels Corp. signatory thereto, incorporated herein by reference to Exhibit 10.126 to the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2018.

99.3	Stock Purchase Agreement, dated May 9, 2018, between Clean Energy Fuels Corp. and Total Marketing Services S.A, incorporated herein by reference to Exhibit 10.125 to the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2018.

99.4	Form of Registration Rights Agreement, to be entered into between Clean Energy Fuels Corp. and Total Marketing Services S.A. as of the closing of the sale and issuance of the shares pursuant to the Stock Purchase Agreement, incorporated herein by reference to Exhibit 10.127 to the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2018.

* Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2018

TOTAL S.A.

By:	/s/ Antoine Larenaudie
Name:	Antoine Larenaudie
Title:	Group Treasurer

TOTAL MARKETING SERVICES S.A.

By:	/s/ Philippe Montantême
Name:	Philippe Montantême
Title:	Senior Vice President Strategy Marketing & Research

CUSIP No. 184499101	SCHEDULE 13D	Page 10 of 24 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

TOTAL

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Total. References to the “Group” are to the Total group of companies. The business address of each of the directors and executive officers of Total is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total.

Name	Principal Occupation or Employment	Citizenship
Board of Directors

Patrick Pouyanné

A graduate of École Polytechnique and a Chief Engineer of France’s Corps des Mines, Mr. Pouyanné held, between 1989 and 1996, various administrative positions in the Ministry of Industry and other cabinet positions (technical advisor to the Prime Minister – Édouard Balladur – in the fields of the Environment and Industry from 1993 to 1995, Chief of staff for the Minister for Information and Aerospace Technologies – François Fillon – from 1995 to 1996).

In January 1997, he joined Total’s Exploration & Production division, first as Chief Administrative Officer in Angola, before becoming Group representative in Qatar and President of the Exploration and Production subsidiary in that country in 1999. In August 2002, he was appointed President, Finance, Economy and IT for Exploration & Production. In January 2006, he became Senior Vice President, Strategy, Business Development and R&D in Exploration & Production and was appointed a member of the Group’s Management Committee in May 2006. In March 2011, Mr. Pouyanné was appointed Deputy General Manager, Chemicals, and Deputy General Manager, Petrochemicals. In January 2012, he became President, Refining & Chemicals and a member of the Group’s Executive Committee. On October 22, 2014, he became Chief Executive Officer of Total and Chairman of the Group’s Executive Committee. On May 29, 2015, he was appointed by the Annual Shareholders’ Meeting as director of TOTAL S.A. for a three-year term.

At its meeting on December 16, 2015, the Board of Directors of Total appointed him as Chairman of the Board of Directors as of December 19, 2015 for the remainder of his term of office as director. Mr. Pouyanné thus became Chairman and Chief Executive Officer of Total.

Director of TOTAL S.A. since May 29, 2015 until 2018. Chairman and Chief Executive Officer of TOTAL S.A. Chairman of Strategic & CSR Committee.

France

Patrick Artus	Independent director. A graduate of École Polytechnique, École Nationale de la Statistique et de l’Administration de	France

CUSIP No. 184499101	SCHEDULE 13D	Page 11 of 24 Pages

Name	Principal Occupation or Employment	Citizenship

l’Économie (ENSAE) and the Institut d’Études Politiques de Paris, Mr. Artus began his career at the INSEE (the French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was scientific advisor at the Research Department of the Banque de France, before joining the Natixis Group as the head of the Research Department, and has been a member of its Executive Commitee since May 2013. He is an associate professor at the University of Paris I, Sorbonne. He is also a member of the Cercle des Economistes.

Director of TOTAL S.A. since 2009. Last renewal: May 29, 2015 until 2018. Member of Audit Committee and Strategic & CSR Committee.

Patricia Barbizet

Independent director.

A graduate of École Supérieure de Commerce de Paris (ESCP - Europe) in 1976, Ms. Barbizet started her career in the Treasury division of Renault Véhicules Industriels, and then as CFO of Renault Crédit International. In 1989, Ms. Barbizet joined the group of François Pinault as CFO, and was CEO of Artémis, the Pinault family’s investment company, between 1992 and 2018. She was also CEO and Chairwomen of Christie’s from 2014 to 2016.

Ms. Barbizet is Vice Chairwoman of the Board of Directors of Kering and Vice Chairwoman of Christie’s PLC. She has been a member of the Board of Directors of Total since 2008, and has also been a director of Bouygues, Air France-KLM and PSA Peugeot-Citroën. She was Chairwoman of the Investment Committee of the Fonds Stratégique d’Investissement (FSI) from 2008 to 2013.

Director of TOTAL S.A. since 2008. Last renewal: May 26, 2017 until 2020. Lead Independent Director, Chairwoman of the Governance and Ethics Committee, member of the Compensation Committee and Strategic & CSR Committee.

France

Marie-Christine Coisne-Roquette

Independent director.

Ms. Coisne-Roquette has a Bachelor’s Degree in English. A lawyer by training, with a French Masters’ in Law and a Specialized Law Certificate from the New York bar, she started a career as an attorney in 1981 at the Paris and New York bars, as an associate of Cabinet Sonier & Associés in Paris. In 1984, she became a member of the Board of Directors of Colam Entreprendre, a family holding company that she joined full time in 1988.

France

CUSIP No. 184499101	SCHEDULE 13D	Page 12 of 24 Pages

Name	Principal Occupation or Employment	Citizenship

As Chairwoman of the Board of Colam Entreprendre and the Sonepar Supervisory Board, she consolidated family ownership, reorganized the Group structures and reinforced the shareholders’ Group to sustain its growth strategy. Chairwoman and Chief Executive Officer of Sonepar as of 2002, Marie-Christine Coisne-Roquette became Chairwoman of Sonepar S.A.S. in 2016. At the same time, she heads Colam Entreprendre as its Chairwoman and Chief Executive Officer. Formerly a member of the Young Presidents’ Organization (YPO), she served the MEDEF (France’s main employers’ association) as Executive Committee member for 13 years and was Chairwoman of its Tax Commission from 2005 to 2013. She was a member of the Economic, Social and Environmental Council from 2013 and 2015 and is currently a Director of TOTAL S.A.

Director of TOTAL S.A. since 2011. Last renewal: May 26, 2017 until 2020. Chairwoman of the Audit Committee and member of the Compensation Committee.

Mark Cutifani

Independent director.

Mr. Cutifani was appointed director and Chief Executive of Anglo American plc. on April 3, 2013. He is a member of the Board’s Sustainability Committee and chairs the Group Management Committee. Mr. Cutifani has 41 years of experience in the mining industry in various parts of the world, covering a broad range of products. Mr. Cutifani is a non-executive Director of Anglo American Platinum Limited, Chairman of Anglo American South Africa, and Chairman of De Beers plc. He previously held the post of Chief Executive Officer of AngloGold Ashanti Limited. Before joining AngloGold Ashanti, Mr. Cutifani was COO responsible for global nickel business of Vale. Prior to that, he held various management roles at Normandy Group, Sons of Gwalia, Western Mining Corporation, Kalgoorlie Consolidated Gold Mines and CRA (Rio Tinto).

Mr. Cutifani has a degree in Mining Engineering (with honors) from the University of Wollongong in Australia. He is a Fellow of the Royal Academy of Engineering, that Australasian Institute of Mining and Metallurgy and the Institute of Materials, Minerals and Mining in the United Kingdom. Mr. Cutifani received an honorary doctorate from the University of Wollongong in Australia in 2013 and honorary doctorate from Laurentian University in Canada in 2016.

Director of TOTAL S.A. since May 26, 2017 until 2020.

Australia

Maria van der Hoeven

Independent director.

Ms. van der Hoeven trained as a teacher, becoming a professor in economic sciences and administration then a school counselor. She was then Executive Director of the Administrative Center for vocational training for adults in Maastricht for seven years and then Director of the Limbourg Technology Center. She was member of the Dutch Parliament, served as Minister of Education, Culture and Science from 2002 to 2007, and was Minister of Economic Affairs of the Netherlands from 2007 to

Netherlands

CUSIP No. 184499101	SCHEDULE 13D	Page 13 of 24 Pages

Name	Principal Occupation or Employment	Citizenship

2010. Ms. van der Hoeven then served as Executive Director of the International Energy Agency (IEA) from September 2011 to August 2015. During this period, she contributed to increasing the number of members of the Agency and emphasized the close link between climate and energy policy. In September 2015, Ms. van der Hoeven joined the Board de Trustees of Rocky Mountain Institute (USA) and in the spring of 2016, became a member of the supervisory board of Innogy SE (Germany). Since October 2016, Ms. van der Hoeven has been Vice Chairwoman of the High-level Panel of the European Decarbonisation Pathways Initiative within the European Commission.

Director of TOTAL S.A. since 2016 until 2019. Member of the Audit Committee since May 26, 2017.

Anne-Marie Idrac

Independent director.

A graduate of Institut d’Etudes Politiques de Paris and formerly a student at École Nationale d’Administration (ENA -1974), Ms. Idrac began her career holding various positions as a senior civil servant at the Ministry of Infrastructure (Ministère de l’Équipement) in the fields of environment, housing, urban planning and transportation. She served as Executive Director of the public institution in charge of the development of Cergy-Pontoise (Établissement public d’Aménagement de Cergy-Pontoise) from 1990 to 1993 and Director of land transport from 1993 to 1995. Ms. Idrac was State Secretary for Transport from May 1995 to June 1997, elected member of Parliament for Yvelines from 1997 to 2002, regional councilor for Île-de-France from 1998 to 2002 and State Secretary for Foreign Trade from March 2008 to November 2010. She also served as Chairwoman and Chief Executive Officer of RATP from 2002 to 2006 and then as Chairwoman of SNCF from 2006 to 2008.

Director of TOTAL S.A. since 2012. Last renewal: May 29, 2015 until 2018. Member of the Governance and Ethics Committee and member of the Strategic & CSR Committee.

France

Gérard Lamarche

Independent director.

Mr. Lamarche graduated in economic science from Louvain-La-Neuve University and is also a graduate of INSEAD business school (Advanced Management Program for Suez Group Executives). He also attended the Global Leadership Series training course at the Wharton International Forum in 1998-99. He started his career at Deloitte Haskins & Sells in Belgium in 1983, before becoming a consultant in mergers and acquisitions in the Netherlands in 1987. In 1988, Mr. Lamarche joined Société Générale de Belgique as an investment manager. He was promoted to the position of management controller in 1989 before becoming a consultant in strategic operations from 1992 to 1995. He joined Compagnie Financière de Suez as a Project Manager for the Chairman and Secretary of the Executive Committee (1995-1997), before being appointed as the acting Managing Director in

Belgium

CUSIP No. 184499101	SCHEDULE 13D	Page 14 of 24 Pages

Name	Principal Occupation or Employment	Citizenship

charge of Planning, Management Control and Accounts. In 2000, Mr. Lamarche moved to NALCO (the American subsidiary of the Suez group and the world leader in the treatment of industrial water) as Director and Chief Executive Officer. He was appointed Chief Financial Officer of the Suez group in 2003. In April 2011, Mr. Lamarche became a director on the Board of Directors of Groupe Bruxelles Lambert (GBL). He has been the Deputy Managing Director since January 2012. Mr. Lamarche is currently a director of LafargeHolcim Ltd (Switzerland), TOTAL S.A., SGS S.A. (Switzerland) and Umicore (Belgium).

Director of TOTAL S.A. since 2012. Last renewal: May 24, 2016 until 2019. Chairman of the Compensation Committee and member of the Audit Committee.

Jean Lemierre

Independent director.

Mr. Lemierre is a graduate of the Institut d’Études Politiques de Paris and the École Nationale d’Administration; he also has a law degree.

Mr. Lemierre held various positions at the French tax authority, including as Head of the Fiscal Legislation Department and Director-General of Taxes. He was then appointed as Cabinet Director at the French Ministry of Economy and Finance before becoming Director of the French Treasury in October 1995. Between 2000 and 2008, he was President of the European Bank for Reconstruction and Development (EBRD). He became an advisor to the Chairman of BNP Paribas in 2008 and has been Chairman of BNP Paribas since December 1, 2014.

During his career, Mr. Lemierre has also been a member of the European Monetary Committee (1995-1998), Chairman of the European Union Economic and Financial Committee (1999-2000) and Chairman of the Paris Club (1999-2000). He then became a member of the International Advisory Council of China Investment Corporation (CIC) and the International Advisory Council of China Development Bank (CDB). He is currently Chairman of the Centre d’Etudes Prospectives et d’Informations Internationales (CEPII), and a member of the Institute of International Finance (IIF).

Director of TOTAL S.A. since 2016 until 2019. Member of the Governance and Ethics Committee and of the Strategic & CSR Committee.

France

Renata Perycz	Ms. Perycz is a graduate of the University of Warsaw, the École des Hautes Etudes Commerciales (HEC) and the SGH Warsaw School of Economics. Ms. Perycz entered the Group in 1993 as a logistics and sales manager for Total Polska. In 2000, she became a supplies and logistics manager before becoming head of the subsidiary’s Purchasing Department in 2003. In 2007, she became Total Polska sp. z.o.o.’s Human Resources and Purchasing director. Since 2013, Ms. Perycz has been the subsidiary’s	Poland

CUSIP No. 184499101	SCHEDULE 13D	Page 15 of 24 Pages

Name	Principal Occupation or Employment	Citizenship

Human Resources and Internal Communications director. She has also been an elected member, representing unit-holders, of the Supervisory Board of FCPE Total Actionnariat International Capitalisation since 2012.

Director representing employee shareholders of TOTAL S.A. since 2016 until 2019. Member of the Compensation Committee since May 26, 2017.

Christine Renaud

A graduate of the Institut Universitaire de Technologie en Chimie at Poitiers University, Ms. Renaud began her career in the Group in 1990 as an analytical development technician for Sanofi (Ambarès site), and then in the Groupement de Recherches of Lacq (GRL). In 2004, she joined the organic analyses laboratory at the Pôle d’Etudes et de Recherches de Lacq (PERL), before helping to set up a new research laboratory. During her time at GRL, Ms. Renaud was elected as a member of the Works Committee before holding office as a union representative and member of the Group’s European Committee from 2004 until 2011. At the end of 2011, Ms. Renaud was elected Secretary of the Group’s European Committee. Her term of office was renewed in 2013, until April 5, 2017. At its meeting of March 30, 2017, the UES Amont Central Works Council – Global Services – Holding, appointed Ms. Renuad as director representing employees at the Board of Directors of Total. S.A., as of May 26, 2017 for a period of three years expiring following the 2020 Shareholders’ Meeting of Total.

Director representing employees of TOTAL S.A. since May 26, 2017 until 2020.

France

Carlos Tavares

Independent director.

A graduate of the École Centrale de Paris, Mr. Carlos Tavares held various positions of responsibility within the Renault Group between 1981 and 2004, before joining the Nissan Group. Having been Executive Vice President, Chairman of the Management Committee Americas and President of Nissan North America, he was then Group Chief Operating Officer of the Renault Group from 2011 to 2013. He joined the Managing Board of Peugeot S.A. on January 1, 2014, and was appointed Chairman of the Managing Board on March 31, 2014.

Director of TOTAL S.A. since May 26, 2017 until 2020.

Portugal

Executive Officers

Patrick Pouyanné	Chairman of Executive Committee – Chairman and Chief Executive Officer.	France

CUSIP No. 184499101	SCHEDULE 13D	Page 16 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
The principal occupations or employment and material employment history for the past five years of Mr. Pouyanné is set forth above.

Arnaud Breuillac

President, Exploration & Production

Member of the Group’s Executive Committee.

A graduate of French engineering school École Centrale de Lyon, Arnaud Breuillac joined Total in 1982. He has held various positions in Exploration & Production, in France, Abu Dhabi, the United Kingdom, Indonesia and Angola, and in Refining in France. Between 2004 and 2006, he served as Vice President, Middle East Iran. In December 2006, he was appointed to Exploration & Production’s Management Committee in his role as Senior Vice President, Continental Europe and Central Asia. He became Exploration & Production’s Senior Vice President, Middle East in July 2010 and joined Total’s Management Committee* on January 1, 2011. On January 1, 2014, Arnaud Breuillac was appointed as Total’s President, Exploration & Production. He has been a member of the Executive Committee since October 1, 2014.

France

Patrick de La Chevardière

Chief  Financial Officer

Member of the Group’s Executive Committee.

Patrick de La Chevardière, born in March 1957, is a graduate of École Centrale de Paris and École des Hautes Etudes Commerciales (HEC). He joined Total in 1982 and served as a drilling engineer in the Exploration & Production division until 1989. He then joined the Finance Division as a Project Manager, before he was appointed Vice President, Operations and Subsidiaries in 1995. He was appointed Vice President, Asia for Refining & Marketing in 2000, Deputy Chief Financial Officer in September 2003 and a member of the Management Committee* in January 2005. Patrick de La Chevardière has been Total’s Chief Financial Officer and a member of the Executive Committee since June 2008.

France

Momar Nguer

President, Marketing & Services

Member of the Group’s Executive Committee.

Momar Nguer began his career in 1982 in Hewlett Packard France’s Finance Department. He joined Total in 1984, serving in various Downstream positions. He was named

France

*	Effective April 2, 2015, the Management Committee has been replaced by the Group Performance Management Committee.

CUSIP No. 184499101	SCHEDULE 13D	Page 17 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
Vice President, Marketing at TOTAL Sénégal in 1985 and appointed Vice President, Retail Network & Consumers of Total in Africa in 1991. In 1995, Momar Nguer became Chief Executive Officer of the marketing affiliate Total Cameroun and was subsequently named Chief Executive Officer of the marketing affiliate Total Kenya in 1997. In 2000, he was appointed Executive Vice President, Total East Africa & Indian Ocean in Total’s Refining & Marketing business. From 2007 to 2011, he was Vice President, Aviation Fuel at Total Refining & Marketing. Momar Nguer has been Senior Vice President, Africa and the Middle East at Total Marketing & Services since December 2011. He was appointed to the Group Performance Management Committee in January 2012, and Chairman of the Group Diversity Council on August 1, 2015. As of April 15, 2016, he is appointed President Marketing & Services and member of the Executive Committee of Total. Momar Nguer, 59, is a graduate of France’s ESSEC business school.

Bernard Pinatel

President, Refining & Chemicals

Member of the Group’s Executive Committee.

He began his career at Booz Allen & Hamilton, later joining Total in 1991, where he held a number of operational positions in plants and at the headquarters of affiliates, including Hutchinson and Coates Lorilleux. He subsequently served as Chief Executive Officer France and Chief Executive Officer Europe for Bostik from 2000 to 2006, before serving as Chairman and Chief Executive Officer of Cray Valley from 2006 to 2009. He was appointed Chairman and Chief Executive Officer of Bostik in 2010. While at Total, he was a member of the Group’s Management Committee from 2011 and of the Refining & Chemicals Management Committee from 2012 to 2014. In February 2015, when Bostik was acquired by Arkema, Mr. Pinatel became a member of that company’s Executive Committee, in charge of the High Performance Materials business segment. On September 1, 2016, he rejoins Total and is appointed President, Refining & Chemicals and a member of Total’s Executive Committee. Bernard Pinatel is a graduate of École Polytechnique and Institut d’Études Politiques (IEP) in Paris, and holds an MBA from the European Institute of Business Administration (INSEAD). He is also a statistician-economist (École Nationale de la Statistique et de l’Administration Economique – ENSAE).

France

Philippe Sauquet

President, Gas, Renewables & Power, and President, Group Strategy-Innovation.

Member of the Group’s Executive Committee.

Philippe Sauquet began his career in 1981 as a civil engineer at the French Ministry of Infrastructure. He subsequently worked at the French Ministry of the Economy and Finance. He joined chemical company

France

CUSIP No. 184499101	SCHEDULE 13D	Page 18 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
Orkem in 1988 as Vice President, Strategy before being appointed Senior Vice President, Acrylics Sales & Marketing. He moved to Total in 1990 as Vice President, Anti-Corrosion Paints and was subsequently named Vice President, Chemicals Strategy. In 1997, Mr. Sauquet transferred to the Gas & Power Division, where he was successively Vice President, Americas; Vice President, International; Senior Vice President, Strategy & Renewables; Senior Vice President, Trading & Marketing, Gas & Power, based in London. He was appointed President of Gas & Power on July 1, 2012, in which capacity he also sat on the Group Management Committee. On October 29, 2014, Mr. Sauquet was named President, Refining & Chemicals and joined Total’s Executive Committee. On April 15, 2016, he was also appointed Interim President, New Energies. On September 1, 2016, he is appointed President of the newly created Gas, Renewables & Power branch. He is also appointed Executive Vice President, Strategy & Innovation and member of Total’s Executive Committee. Mr. Sauquet is a graduate of France’s École Polytechnique and École Nationale des Ponts et Chaussées engineering schools and of the University of California, Berkeley in the United States.

Namita Shah

President, People & Social Responsibility

Member of the Group’s Executive Committee.

Namita Shah began her career as an Associate Attorney at Shearman & Sterling, a New York law firm, where she spent eight years providing advice and supervising transactions including those involving financing of pipeline and power plant companies. She joined TOTAL S.A. in 2002 as a Legal Counsel in the Exploration & Production mergers and acquisitions team. In 2008 she joined the New Business team, where she was responsible for business development in Australia and Malaysia. She held this position until 2011, when she moved to Yangon as General Manager, Total E&P Myanmar. On July 1, 2014, she was appointed Senior Vice President, Corporate Affairs, Exploration & Production. On September 1, 2016, she is appointed Executive Vice President, People & Social Responsibility and member of Total’s Executive Committee. Namita Shah is a graduate of Delhi University, New Delhi and has a postgraduate degree in Law from the New York University School of Law, USA.

France

Bernadette Spinoy

Senior Vice President, Industrial Safety

Bernadette Spinoy began her career in 1985, in PetroFina’s Refining & Supply Department. In 1991, she was named Natural Gas Transmission & Marketing Manager, before moving on to Refinery Supply Coordination & Optimization in 1994. In 1996, she headed up PetroFina’s Corporate Planning Division. Three years

France

CUSIP No. 184499101	SCHEDULE 13D	Page 19 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
later, she was appointed Vice President, Petrochemicals Strategy & Financial Control after TotalFina was created. In 2001, she served as Vice President, Marketing & Sales for Base Chemicals at Total and in 2007, Senior Vice President, Styrenics and was also in charge of Petrochemicals Purchasing & Polymer Logistics. In 2010, she was appointed Senior Vice President, Base Chemicals and Health, Safety & Environment for Petrochemicals. In 2012, she was appointed Senior Vice President, Refining & Petrochemicals Orient. Bernadette Spinoy was appointed Senior Vice President, Industrial Safety, Total in August 2014. Bernadette Spinoy has a master’s degree in business engineering from Université Catholique de Louvain (UCL) in Belgium, which she earned after completing an MBA exchange program at the Ivey Business School at the University of Western Ontario in Canada.

Ladislas Paszkiewicz

Senior Vice President, Strategy & Climate.

Ladislas Paszkiewicz joined the Group in 1985 and has spent his entire career with the company. After holding a number of tax- and finance-related positions in the Corporate Finance Division, he was appointed Vice President, Investor Relations for North America, based in New York. From 1994 to 1998, he was Head of Front Office at corporate headquarters in Paris and then moved to the Investor Relations Division, of which he was appointed Vice President in 2000. Four years later, he joined the Exploration & Production Division. In early 2005, he was named General Manager of Argentinean affiliate Total Austral. In 2007, he was appointed Senior Vice President, Middle East and in 2010, Senior Vice President, Americas. In 2015, he was named Senior Vice President, Mergers & Acquisitions in the Corporate Finance Division.

France

Jacques-Emmanuel Saulnier	Senior Vice President, Corporate Communications since October 1, 2011.	France

Aurélien Hamelle

Senior Vice President, General Counsel

Aurélien Hamelle was at partner at the law firm Metzner Associés until April 2014 followed by Allen & Overy until March 2016. He then joined Total as Senior Legal Adviser. He became Group General Counsel on January 1, 2017.

France

Jean-Pierre Sbraire

Deputy Chief Financial Officer

From January 2012 until September 2012, Jean-Pierre Sbraire was head of financial operations for E&P subsidiaries at the Group’s Finance Department. Between September 2012 and September 2016, he was Vice-President Equity Crude Acquisitions within the Crude Trading department. From October 2016 to September 2017, he was Group Treasurer. He is appointed Deputy

France

CUSIP No. 184499101	SCHEDULE 13D	Page 20 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
Chief Financial Officer in September 2017.

Antoine Larenaudie

Group Treasurer.

From 2003 to 2016, Antoine Larenaudie was Senior Vice President Finance of the Trading & Shipping division. Between September 2016 and September 2017, he was the Finance Director for the Gas, Renewables and Power division. He is appointed Group Treasurer in September 2017.

France

TOTAL MARKETING SERVICES

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Total Marketing Services. References to the “Group” are to the Total group of companies. The business address of each of the directors and executive officers of Total Marketing Services is 224 Cours Michelet, La Défense 10, 92800 Puteaux France. Except as otherwise noted, positions specified are positions with Total Marketing Services.

Name	Principal Occupation or Employment	Citizenship
Board of Directors
Momar Nguer	Chairman of the Board of Directors. The principal occupations or employment and material employment history for the past five years of Mr. Nguer is set forth above.	France

Peggy Mouriot-Barbé

Head of Corporate & Securities Law of TOTAL

Peggy Mouriot-Barbé started in 1999 her career as an attorney at the law firm PwC, in France, until late 2011. She then joined Total Group Legal division. She became Head of Corporate and Securities Laws on January 1, 2016.

France

Jean-Pierre Sbraire	The principal occupations or employment and material employment history for the past five years of Mr. Sbraire is set forth above.	France

Jean-Luc Bugeaud

Jean-Luc Bugeaud was born on in 1958, has served as in-house counsel in multiple positions within Total Marketing Services since 1986. Currently, he serves on the Board of Directors as Company Secretary and as Head of Corporate Affairs within Total Marketing Services’ Legal Department.

France

Management Committee

Momar Nguer	President and CEO of Total Marketing Services The principal occupations or employment and material employment history for the past five years of Mr. Nguer is set forth above.	France

Benoît Luc	Senior Vice President Europe of Total Marketing Services	France

CUSIP No. 184499101	SCHEDULE 13D	Page 21 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
S.A.

Benoît Luc, born in 1956, is a Civil Engineer graduated from the École Spéciale des Travaux Publics, du Bâtiment et de l’Industrie (ESTP) in Paris and also holds an undergraduate degree in economics. After beginning his career as a technical cooperation engineer in Morocco, he joined Total France in 1984. He was appointed International Fuel Card Project Manager for Europe in 1990. In 1993, he was assigned to Petrogal in Portugal as Vice President Commercial Sales. In 1995, he was named Vice President Business Development and Strategy for Africa Middle-East and became CEO of Total Oil Turkiye in 1996. In 1999, he was appointed as Senior Vice President Marketing Development of Total. In 2001, he was named COO and CEO of Total Italia. In 2007, he was appointed Senior Vice President Strategy Development Research. Since 2012, he is Senior Vice President Europe of Total Marketing & Services, and appointed member of the Total’s Group performance Management Committee.

Stanislas Mittelman

Senior Vice President Africa of Total Marketing Services

Stanislas Mittelman, born in 1965, graduated from France’s EDHEC Business School in 1987. He began his career in the Retail Division of Total in France, then in Nigeria, and in 1993 he moved to the Finance Division of Total Outremer. In 1994 he was named Deputy General Manager of Vietnam LPG Co., in charge of marketing and finance. In 1997, he became Managing Director of Totalgaz Philippines. In 2000, he was appointed to the Strategy Division of Total Raffinage Marketing, where he was in charge of cessions after the TotalFina – Elf merger. From 2001 to 2004, he was Managing Director of Total Zimbabwe and in 2004, he was appointed Director of Specialties at Total UK. In 2008, he became Executive Vice President for West Africa in the Africa / Middle East division of Total Raffinage Marketing. He held that position until 2012, when he was placed in charge of M&A and Corporate planning in the Strategy Division of Total Marketing & Services. In 2015, Stanislas Mittelman became President of Total Marketing France. In April 2016, he was appointed Senior Vice President, Africa / Middle East of Total Marketing & Services and a member of the Total’s Group performance Management Committee. In September 2016, he became Senior Vice President Africa.

France

Philippe Montantême

Senior Vice President Strategy Marketing Research of Total Marketing Services

Philippe Montantême, born in 1960, graduated as a Chemical Engineer from the École Nationale Supérieure de Chimie in Toulouse and also holds an MBA from the EM Lyon Business School. He joined Total in 1984 and worked in various operational positions in France and in

France

CUSIP No. 184499101	SCHEDULE 13D	Page 22 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
Africa. After his return to France in 1994, he joined the Strategy Development team and became Head of the Strategy for the downstream activities in Africa Middle-East in 1996. From 1999 to 2004 he occupied several positions in the Lubricants Business unit, including Head of the Global Supply Chain. In 2005 he became the Vice President Special Fluids before going back to the Lubricants business in 2011 as Vice President Lubricants. In 2013, he was appointed Senior Vice President Strategy Marketing Research of Total Marketing & Services.

Christian Cabrol

Senior Vice President Asia-Pacific & Middle East of Total Marketing Services

Christian Cabrol, born in 1962, is graduated from the École Nationale Supérieure des Mines engineering school in Paris. He started his career in 1987 as a lubricants engineer at Total in France. In 1990, he joined Total Oil Petroleum North America (TOPNA) where he held various positions in the North American distribution affiliate of Total. At his return to Paris in 1998 he is appointed Vice President International and Development, Lubricants, and in 2002 he becomes Managing Director of Argedis, the affiliate that operates the French highway stations. From 2005 to 2007, he is in charge of strategy and development for all distribution and marketing activities of the Refining & Marketing division of Total. From May 2007 to September 2012, he is the division’s Vice President Operations for Asia-Pacific, based in Singapore. After his return to France in October 2012, he is in charge of the project of separation of Refining and Marketing with the creation of the RC and M&S divisions for Marketing France and holds the position of Vice President Supply, and then Supply and Logistics France. In November 2012, he is appointed Vice President Network and Fuel Cards France. In September 2017, he becomes Senior Vice President Asia-Pacific & Middle East of Total Marketing & Services.

France

Philippe Charleux

Senior Vice President Lubricants & Specialties of Total Marketing Services

Philippe Charleux, born in 1962, holds a Master’s degree in Chemistry and Chemical Engineering from the École Supérieure de Chimie Physique Électronique de Lyon. He joined the Group in 1986 as a research engineer, and in 1991, he became a process model engineer in the Refining Division. From 1993 to 1994, he headed the Import / Export desk of Elf Hydrocarbons, and from 1994 to 1996, he was the personal assistant of the Managing Director of the Mitteldeutsche Erdöl Raffinerie Construction project in Leuna, Germany. In 1996, he was appointed Head of the Product Quality Department at Elf Antar France, and then headed that company’s Strategy team from 1999 to 2000. From 2000 to 2003, he worked as Senior Strategy Consultant for TotalFinaElf and became General Manager for HFO sales and then General Manager Bitumen of Total

France

CUSIP No. 184499101	SCHEDULE 13D	Page 23 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
France from 2006 to 2009. In November 2009, he was appointed Vice President of Total ACS (Additives & Special fuels) in Lyon, and in 2012 he became General Manager of Commercial Sales at Total France. In July 2013, he became Vice President Lubricants and CEO of Total Lubrifiants. Since January 2017, he is Senior Vice President Lubricants & Specialties of Total Marketing & Services and is also appointed member of Total’s Group Performance Management Committee.

Christian des Closières

Senior Vice President Human Resources of Total Marketing Services

Christian des Closières, born in 1956, graduated from the France’s ESCP Business School and holds a master’s degree in management from Université Paris-Dauphine. He joined Total in 1981, holding various finance-related responsibilities in the Corporate Finance Division and Refining & Marketing business. From 1994 to 2002, he was Managing Director of marketing affiliates Total Burkina, then Total Zimbabwe and subsequently Total Côte d’Ivoire. In 2002, he was appointed Managing Director and Chief Executive Officer of Total Nigeria. In 2006, he was named Vice President, Finance & Corporate Services for Africa & Middle East at Total Refining & Marketing. In September 2012, he was appointed Executive Vice President, Southern Africa in Marketing & Services and Managing Director & Chief Executive Officer of Total South Africa (Pty) Limited, the marketing affiliate in South Africa. In 2013, he was the Chairperson of the South African Petroleum Industry Association (SAPIA) and sat on the Board of Governors. As of September 2016, he is named Senior Vice President Human Resources at Total Marketing & Services.

France

Isabelle Gaildraud

Senior Vice President Corporate Affairs & Americas of Total Marketing Services

Isabelle Gaildraud, born in 1961, graduated from the ENSPM (Institut Français du Pétrole School) engineering school and holds a Master in Pure Mathematics (University Pierre & Marie Curie) and a Doctorate in Economics. She joined Total in 1986 in the Economic Studies Division. In 1989, she moved to the Holding Finance division where she spent almost 10 years in Financing and Budget-reporting. She became Head of the Group Media Relations in 1997, and then moved to various Holding Human Resources positions: Senior Vice President Recruitment in 2000, then Corporate Mobility & Expatriation in 2003. In 2006, she was appointed Senior Vice President, Exploration & Production Career Management & Training before being named Senior Vice President E&P Human Resources & Communication in 2008 and member of the E&P Management Committee. In 2011, she also obtained the Finance and Information Systems portfolios and early 2012 was appointed to the Group’s Management Committee. On March 2013,

France

CUSIP No. 184499101	SCHEDULE 13D	Page 24 of 24 Pages

Name	Principal Occupation or Employment	Citizenship
Isabelle Gaildraud was appointed Senior Vice President E&P Corporate Affairs. In mid-2014, she was appointed General Manager of the E&P affiliate of Total in Norway (Stavanger). In September 2016, Isabelle Gaildraud became Senior Vice President Corporate Affairs of the Marketing & Services Division, and appointed to Total’s Group Performance Management Committee. Since January 2017, she is Senior Vice President Corporate Affairs & Americas of the Marketing & Services.

Hans-Christian Guetzkow

Senior Vice President HSE Marketing & Services.

Hans-Christian Guetzkow, born in 1963, holds a degree in chemical engineering from the Hochschule RheinMain in Wiesbaden (1987) and a degree in industrial engineering from Frankfurt University (1992). He joined the Total Group in 1992 as Controller at Bitumen (EBD) in Düsseldorf and has since held 8 positions in the company, including Managing Director of Südgas in Sigmaringen (2000-2002) and country manager for Germany in the Template Europe IT project based in Paris (2002-2004). Then he was Managing Director of Total Bitumen Deutschland GmbH from May 2004 to May 2007 and Managing Director of Total Netherlands N.V. in Voorburg from June 2007 to November 2009. He has been Managing Director of Total Deutschland GmbH from December 2009 to July 2016. In September 2016, he became Senior Vice President HSE Marketing & Services and appointed member of the Total’s Group Performance Management Committee.

Germany